UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 001-37847

MOTIF BIO PLC
(Translation of registrant's name into English)

125 Park Avenue
25th Floor
New York , New York  10017
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

MOTIF BIO PLC

FORM 6-K

MOTIF BIO APPOINTS STEPHANIE NOVIELLO, MD, MPH AS VICE PRESIDENT, CLINICAL DEVELOPMENT

                On May 9, 2018, Motif Bio plc (the “Company”) issued a press release, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K, to announce that Stephanie Noviello, MD, MPH has joined the Company as Vice President, Clinical Development. She will report to David Huang, MD, PhD, the Company’s Chief Medical Officer.  The Company expects Dr. Noviello to be a key contributor to the European Marketing Authorisation Application submission for iclaprim.

                Dr. Noviello joins the Company from Bristol-Myers Squibb, where she most recently was Clinical Program Lead, Virology.  In this position, she served as clinical lead for the hepatitis B and C and HIV portfolios.  She previously worked at Schering-Plough Research Institute as a Director in Hepatology.  Prior to working in industry, she was an Epidemic Intelligence Service Officer at the US Centers for Disease Control and Prevention stationed with the New York State Department of Health Bureau of Communicable Disease Control.  Dr. Noviello has extensive experience in developing clinical trial protocols, overseeing large trials and effectively interacting with regulatory agencies.  She is also a board-certified pediatrician.  Dr. Noviello received her MD from Tulane University School of Medicine and her MPH from the Tulane University School of Public Health and Tropical Medicine.  She received a BA in Chemistry from Cornell University.

                The information contained in this report on Form 6-K, except for the press release attached as Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                This Form 6-K contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for the Company’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for the Company’s product candidates, (iii) the Company’s ability to successfully commercialize its product candidates, (iv) the Company’s ability to effectively market any product candidates that receive regulatory approval, (v) the Company’s commercialization, marketing and manufacturing capabilities and strategy, (vi) the Company’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of the Company’s product candidates, (viii) the Company’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) the Company’s estimates regarding the potential market opportunity for its product candidates, and (x) the factors discussed in the section entitled “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the SEC on April 10, 2018, which is available on the SEC’s web site, www.sec.gov. The Company undertakes no obligation to update or revise any forward-looking statements.

Exhibits

Exhibit 99.1	Press release issued by Motif Bio plc, dated May 9, 2018, entitled “Motif Bio Appoints Stephanie Noviello, MD, MPH as Vice President, Clinical Development.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

Date: May 9, 2018	By:	/s/ Graham Lumsden
	Name:	Graham Lumsden
	Title:	Chief Executive Officer